82-1252

NESTLÉ S.A.

RECEIVED
2006 MAR -7 P 4:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Communications
Department

06011415

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 23 February 2006
FXP/dme

Nestlé S.A. – Today's Press Release

SUPPL

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X. P

F.X. Perroud
Vice President

Encl.

Nestlé

RECEIVED
2006 MAR -7 P 4:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nestlé Group in 2005: Record Sales and Profits – Higher Dividend Proposed

- Organic growth of 6.2% results in record reported sales of CHF 91.1 billion, an increase of 7.5%
- EBITA margin up 20 basis points, to 12.9% of sales, despite higher input costs
- Net profit increases 20.7% to record CHF 8.0 billion; EPS up 21.3%, underlying EPS up 12.9%
- Return on invested capital increases by 50 basis points
- Above market strong organic growth in both food and beverages (+6%) and pharma (+10.2%)
- Board proposes 12.5% dividend increase to CHF 9.00, and cancellation of shares worth CHF 1 billion

Peter Brabeck-Letmathe, Chairman and CEO: "The 2005 results demonstrate the strength of the Nestlé Model. We have outperformed the market in growth and have again delivered an improvement in EBITA margin. This performance reflects the power of our brands, the quality of our innovation and the benefits of our efficiency programs. The enhanced dividend proposal and the share buy-back demonstrate Nestlé's commitment to creating long-term, sustainable value for our shareholders. For 2006, I expect organic growth of between 5 and 6%, as well as a continued improvement of the EBITA margin in constant currencies."

Figures at a glance					
			% of sales		
	2005	*2004*	***2005***	*2004*	*Change 2005/2004*
Sales	**CHF 91 075m**	CHF 84 690m			
EBITA	**CHF 11 720m**	CHF 10 760m	**12.9%**	12.7%	+20bps
Net profit	**CHF 7 995m**	CHF 6 621m	**8.8%**	7.8%	+100bps
EPS *	**CHF 20.58**	CHF 16.97			+21.3%
Organic growth Real internal growth	**+6.2%** **+4.2%**	+4.5% +2.9%			

2004 figures restated for discontinued business and share-based payments

** EPS from continuing operations*

./.

Group sales, profitability and financial position

Vevey, February 23, 2006 – The reported results for 2004 have been restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 creating a venture with Lactalis for Nestlé's Chilled Dairy activities in Europe.

Reported sales amount to a new high of more than CHF 91 billion, up 7.5%. The single most important factor in this increase is the strong real internal growth of 4.2% which, with pricing of 2.0%, creates organic growth of 6.2%, clearly above market growth. For the first time in five years, many of the Group's key trading currencies appreciated against the Swiss franc, resulting in a positive contribution to consolidated sales in Swiss francs of 1.8%. Divestments outweighed acquisitions by 0.5%, and slightly reduced sales.

With CHF 11 720 million, the Group's EBITA improved by 8.9% and now stands at 12.9% of sales, an improvement of 20 basis points. Despite rising input costs and some unforeseen one-off costs such as the product exchange in China, Nestlé was able to grow margins because of its strong top-line growth and the good results yielded by the cost saving initiatives, *Operation Excellence 2007* and *Project FitNes* and a strong performance by Alcon.

As a result of its strong savings focus, Nestlé was able to absorb the increased cost of equity based remuneration, as well as the significantly increased energy and raw material costs. Cost of goods sold, at 41.7% of sales, and distribution costs therefore remained stable, whereas continued efficiency measures even drove marketing and administration expenses down 10 basis points as a percentage of sales. The Group spent CHF 1.5 billion (1.6% of sales) on research and development.

Net profit reached a record CHF 7 995 million, up 20.7% or 8.8% of sales. The 2005 net profit is not comparable to 2004 as a result of the new accounting treatment of goodwill as from January 1, 2005. Earnings per share were up 21.3%, amounting to CHF 20.58 (CHF 16.97 in 2004). Underlying net earnings per share increased 12.9% to CHF 21.25.

The Group's return on invested capital including goodwill improved by 50 basis points to 11.3%; excluding goodwill, it grew by 60 basis points to 20.5%.

Nestlé had an operating cash flow of CHF10.2 billion and a free cash flow of CHF 6.6 billion. These figures are after a CHF 600 million cash contribution to pension funds in the Group.

The Group's net debt declined slightly during the year, from CHF10.2 billion to CHF 9.6 billion. This slight decline in net debt reflects the Group's more active management of its capital structure in 2005 and was achieved despite the appreciation of the US dollar in which much of Nestlé's debt is held.

The strong performance in 2005 enables the Board – in addition to the previously announced CHF 3 billion share buy-back – to propose a dividend increase of 12.5% to of CHF 9 per share.

./.

Sales and Margins By Zones

Sales and EBITA margins by management responsibilities and geographic areas					
	2005	2004	**2005**	**2005**	2004
	Sales in CHF millions		**Organic growth (%)**	**EBITA margins (%)**	**EBITA margins (%)**
Food					
• Europe	**27 620**	26 484	**+2.0**	**11.8**	12.8
• Americas	**30 757**	27 776	**+7.8**	**15.3**	14.9
• Asia, Oceania and Africa	**15 704**	14 673	**+6.6**	**16.7**	17.3
Nestlé Waters	**8 787**	8 039	**+8.6**	**8.1**	8.3
Other activities [(a)]	**8 207**	7 718	**+11.6**	**25.7**	21.6
Group Totals	**91 075**	84 690	**+6.2**	**12.9**	12.7

All calculations based on non-rounded figures. The reported results for 2004 have been restated.

(a) Mainly pharmaceutical products, Nespresso and joint ventures managed on a worldwide basis and Eismann (until August 2004).

The consumer environment in **Europe**, where Nestlé achieved 2% organic growth, with sales of CHF 27.6 billion, remained subdued. Achieving positive growth in this climate and in mature markets demonstrates the power of insightful, consumer-relevant innovation. Organic growth of over 1.5% in France and of over 3.0% in Great Britain reflect share gains in categories such as Soluble coffee and Frozen food. Nestlé also gained market share in PetCare, where organic growth reached 5%. The Group continued to be successful in tapping into the growth in the hard discounters, increasing its sales through that channel by 20%, to over CHF 1 billion. On a structural level, Nestlé introduced shared services among European operations and conducted the strategic re-orientation of the chilled dairy operations through a venture with Lactalis. Input costs, a challenging retail and competitive environment and UK Confectionery had an impact on EBITA margins that was not wholly compensated by efficiency programs.

The environment in **Zone Americas** was characterized, in general, by strong consumer demand. The zone achieved 7.8% organic growth, with good performances in all key markets. North America reported 7% organic growth, Mexico 10.1% and Brazil 5.4%. In North America the Group gained market share in frozen food, water and ice cream, amongst others. The joint-venture with Fonterra, Dairy Partners Americas (DPA), saw organic growth of 20.7%. DPA now includes 8 joint ventures in 5 countries, covering 7 factories and sourcing over 2.7 billion liters of fresh milk. The Zone had a good EBITA margin performance due to its strong growth and cost focus. In January 2006 Nestlé made an offer to minority shareholders in Dreyer's, enabling it to take full ownership of the company.

Zone Asia, Oceania and Africa, with 6.6% organic growth, experienced particularly strong performances in many emerging markets: 13.9% organic growth in South Asia, 13.0% in the Middle East and 9.1% in Africa, reflecting a favorable macro-economic environment and Nestlé's broad presence in this region. Organic growth in China accelerated in the second half of 2005, following the product exchange in May, demonstrated by the 15% growth in the full year achieved by the pure food and beverage business, excluding infant nutrition. The Infant nutrition business is taking longer to recover. Japan continued to experience deflation but achieved positive real internal growth, the market benefiting from several new product launches in soluble coffee, as well as a strong performance in confectionery. The Zone's margin performance was impacted by the product exchange in China and input costs. Higher milk prices had an effect on Nestlé's important dairy business in Asia whilst in Japan, price deflation coincided with rising green coffee prices.

./.

The worldwide market for bottled water continues to grow fast, as consumers switch from carbonated soft-drinks. **Nestlé Waters** is well positioned to benefit from this trend and enjoyed 8.6% organic growth in 2005. The growth is driven by North America (16.5% organic growth) and the emerging countries, whilst Europe was stable due to the already high per capita consumption. Nestlé brands performed particularly well, with *Nestlé Pure Life* already exceeding global sales of CHF 700 million. The business felt the impact of price pressure in the US and Europe, and of high input costs, especially PET. Although it was successful in compensating about 90% of these costs, it suffered a slight decline in margins.

Other activities, at 11.6%, achieved strong organic growth once again. This segment includes Alcon, which achieved organic growth of 10.6%, the joint-ventures and Nespresso, which reported 36.2% organic growth. The EBITA margin increased as a result of the good performance of Alcon, Cereal Partners Worldwide and Nespresso.

Sales and Margins By Product Groups

Sales and EBITA margins by product groups					
	2005	*2004*	***2005***	***2005***	*2004*
	Sales in CHF millions		**Organic growth (%)**	**EBITA margins (%)**	**EBITA margins (%)**
Beverages	**23 842**	21 793	**+8.2**	**17.2**	17.7
Milk products, nutrition and ice cream	**23 235**	21 503	**+6.7**	**11.2**	12.1
Prepared dishes and cooking aids	**16 673**	15 878	**+4.4**	**12.8**	12.1
Chocolate, confectionery and biscuits	**10 794**	10 258	**+2.6**	**11.3**	11.2
PetCare	**10 569**	9 934	**+5.2**	**14.3**	14.5
Pharmaceutical products	**5 962**	5 324	**+10.2**	**30.7**	27.4
Group Totals	**91 075**	84 690	**+6.2**	**12.9**	12.7

All calculations based on non-rounded figures. The reported results for 2004 have been restated.

Beverages experienced 8.2% organic growth. Nescafé's growth was fuelled by its relaunch in mid 2004 and the dynamic performance of mixes, which grew over 30% in markets as diverse as Great Britain, Turkey and Australia. *Milo,* with new launches such as *Milo Fuze* in Malaysia, achieved strong growth in Asia, Oceania and Africa, where it has around 40% market share in malted beverages and over CHF 1 billion in sales. *Nesquik,* with added nutritional benefits, took market share in Europe, whilst a low fat version achieved strong growth through school vending machines in the US.

Milk products, nutrition and ice cream enjoyed 6.7% organic growth. Several launches of affordable milk, with nutritional benefits, including *Nestlé Ideal* in Brazil, drove growth in shelf stable dairy's emerging market businesses, whilst *CoffeeMate* achieved dynamic growth in the US. Products with Branded Active Benefits (BABs) achieved growth of over 25% to CHF 2.9 billion. Many of the carrier products for BABs are in this product group, and include the *Nido* nutrition system incorporating *Prebio1* for protection, *Prebio3* for optimized growth and development and *Calci-N* for bone health. New launches in infant nutrition, including *Nestlé Nan HA*, contributed to double digit growth for this segment in most launch markets. In ice cream, Nestlé achieved market share gains in different parts of the world, particularly in North America, where there was strong growth from *Dreyer's Slow Churned,* as well as new launches such as *Häagen-Dazs* Light and *Dibs.* Cereal Partners Worldwide, the breakfast cereal joint-venture with General Mills, enjoyed good top-and bottom-line growth in 2005 and exceeded CHF two billion in sales for the first time.

./.

Prepared dishes and cooking aids had 4.4% organic growth. There was a good performance by *Maggi* in emerging markets, including innovation in noodles in India and expanded routes to market in Africa. Frozen food, one of Nestlé's biggest businesses in the US, performed well due in part to new launches including *Stouffer's Corner Bistro*, a premium range of restaurant-inspired meals and *Stouffer's Lean Cuisine Spa Cuisine*, with whole grains. In Europe, the roll-out of *Hot Pockets*, small microwaveable frozen meals, is gaining momentum in France, Germany, Spain and the UK.

Chocolate, confectionery and biscuits reached 2.6% organic growth. The product group was held back by issues in its big UK and Russian businesses. Elsewhere, there were good performances. Chocolate did well in Japan, Canada, Australia and some emerging markets. Even in the UK, *Aero* was the fastest growing major brand in the market, with over 30% growth. Confectionery, in particular the Wonka brand, performed well in the US, its biggest market, while Biscuits were strong in Latin America, their key region.

PetCare enjoyed 5.2% organic growth, achieving market share gains in most categories and key markets. In the US, 2005 was marked by incremental roll-outs of *Beneful* such as Healthy Coat or Healthy Heart. *Dog Chow*, Purina's largest brand, continued its success. *Cat Chow Indoor Formula*, a newly launched product, achieved sales of CHF 125 million in its first year. *Golden Products*, the cat litter business, also performed well. In Europe, the strategic brands such as *Bakers*, *Pro-Plan* and *ONE* saw a good development. The strong performance of these brands, as well as the growth of the single-serve products, will in the longer term have a positive effect on profitability.

Pharmaceutical products progressed well with an organic growth of 10.2%; both Alcon and Galderma achieved good growth on the strength of important R&D pipelines.

Transformation Process Continues

Nestlé announced in December 2005 a venture with Lactalis in chilled dairy in Europe. It will cover a wide range of chilled dairy products, such as yogurts and desserts, mainly under the Nestlé corporate umbrella brand. The venture, combining Lactalis' highly efficient manufacturing and supply chain expertise with Nestlé's brand portfolio and R&D strength, creates a solid platform for a profitable development of the Nestlé brands. The venture, led by Lactalis, will continue to supply these popular brands to consumers while delivering a better return to Nestlé shareholders. Chilled dairy continues to play an important role in Nestlé's strategic move toward health, nutrition and wellness.

The Group is introducing a new management structure for its foodservice business. With over CHF 6.6 billion in sales, Nestlé is the world leader in food services and has particular strength in beverages and beverage systems. The intention is to enable Nestlé FoodServices to accelerate its growth and improve its profitability through greater focus on its category-specific strategic opportunities. The new Strategic Business Division will be headed by Mr. Marc Caira, who will be named Deputy Executive Vice President and who will take up his post on May 15, 2006. He will report directly to the CEO. Mr. Caira is at present Chairman and CEO of the North America operations of an international dairy company. He had a successful career in Nestlé Canada where he gained extensive experience as head of the Canadian foodservice business.

Board Proposals to the Annual General Meeting

Capital Structure Management

In view of the good performance in 2005 and the continued strong financial position of the Group, the Board will propose a 12.5% dividend increase to CHF 9.00 per share to shareholders at the Annual General Meeting. Shareholders will also be asked to approve the cancellation of shares to a value of CHF 1 billion, following the first share buy back program in 2005. As announced previously, a second, CHF 3 billion share buy-back program is currently underway.

New Board Members Proposed

The Board proposes the re-election of Mr. Jean-Pierre Meyers, Vice-Chairman of L'Oréal S.A. (Paris) and Mr. André Kudelski, Chairman and CEO of the Kudelski Group (Cheseaux). Mr. Noboyuki Idei of Sony Group (Tokyo) has decided not to seek re-election and the Board wishes to express its deep appreciation to him for his contribution and counsel during his years on the Board.

The Board further proposes the election of three new Directors. These are Mrs. Naina Lal Kidwai, of Indian nationality, Deputy Chief Executive Officer of Hong Kong and Shanghai Banking Corporation India (Mumbai); Mr. Jean-René Fourtou, French national, Chairman of the Supervisory Board of Vivendi Universal (Paris); and Mr. Steven Hoch, U.S. and Swiss citizen, Senior Partner of Highmount Capital (Boston).

Mandate For Revising Articles of Association

At the 2005 General Meeting, a commitment was made that the Board would solicit shareholder feedback in the governance and Articles of Association review process. In the summer of 2005, the Board of Directors commissioned a shareholder survey in order to better understand the prevailing views of the shareholders on this matter. While the survey showed that there are different views amongst the shareholders as to the specific direction of the revision, there was a large consensus in favor of a process that allows for a modernization of the Articles of Association.

Certain core provisions of the Nestlé Articles of Association were introduced in 1989. The aim was broadly to protect the Company against hostile takeover attempts. At the time, Swiss law provided little protection or transparency in such cases. This has changed in the meantime. The Board of Directors, therefore, engaged into a process to evaluate a revision of the Articles of Association. Today, the Board of Directors seeks a mandate from the shareholders to effect a complete revision of the Articles. While such a mandate is not required by law, the Board believes that this mandate is appropriate to enlist the full shareholder support.

Some changes to the Articles of Association can only be made with an attendance quorum of 2/3 of the total share capital of the company and, in addition, a supermajority of ¾ of the shares represented at the relevant shareholders' meeting. Other decisions require the presence of one half of the share capital. In 1989, when the relevant provisions were introduced, the Nestlé shareholder base was predominantly Swiss, and Annual General Meetings were attended by a large number of shareholders. In the meantime, it has become clear that the attendance quorum is factually impossible to achieve even if all shareholders with voting rights were to attend a shareholders' meeting because currently more than one third of the Nestlé shares are not even recorded in the share register. The Board therefore proposes to go forward with the change of the Articles without regard to the 2/3 attendance quorum. The ¾ supermajority requirement will, however, apply for this resolution.

Assuming the Board receives the mandate for change, the actual revision of the Nestlé Articles will be put before the shareholders in 2007 or later, and will then be decided by 2/3 of the votes represented at that meeting, i.e. the supermajority required by law for significant decisions of the General Meeting.

The General Meeting of Nestlé S.A. will take place on April 6, 2006 at 14:30 at the Palais de Beaulieu in Lausanne. No transfer of shares affecting voting rights will be registered between March 17, 2006 and the day of the General Meeting. The management report will be available from March 16, 2006, whereas the fully audited financial statements are now posted on the Nestlé Corporate Website (www.nestle.com). The dividend will be payable from April 12, 2006.

Outlook

For 2006, Nestlé takes note of a generally rather positive economic climate, with some modest growth expectations even in Western Europe. There are however some elements of uncertainty that could have an impact on the business environment. High crude oil prices will continue to mark energy and packaging costs and there is a clearly more volatile political situation in some parts of the world. Also, a negative outcome of the Doha Round might impact trade and the overall economic outlook. Nonetheless, the Nestlé Group remains confident in being able to maintain the momentum of the Nestlé model and again attain its organic growth target of between 5 and 6% and a further improvement of the EBITA margin in constant currencies.

[Press Release Ends]

./.

Contacts:	Media:	François-Xavier Perroud	+41-21-924 2596
	Investors:	Roddy Child-Villiers	+41-21-924 3509

Attachment:

CONSOLIDATED ACCOUNTS OF THE NESTLÉ GROUP

Extracts (7 pages) – see attached document:

"Comptes (E).doc"

The complete 2005 financial statements of the Nestlé Group can be downloaded from our website.

All the services/events below are available in English
via the Nestlé Group's Internet site:

http://www.nestle.com/Media_Center/Events/Main_Event/Main+Event.htm

The 2005 Full-Year Financials are available at:

http://www.ir.nestle.com/Stock_Financials/Financial_Statements/Full_Year/2005_FullYear/2005_Full_Year_Financials.htm

TELECONFERENCE:

0830 (Swiss) / 0730 (UK)
Dial-in number (listen only): **Tel. +44 208 974 7900 Pass code: C 080610**

Replay numbers (available from approx. one hour after the call ends):

UK / Europe: +44 207 385 8427 access code: 9278 9007
US: +1 617 801 6888 / 888 286 8010 access code: 9278 9007

This will be **available as for 30 days.**

Should you have any technical difficulties connecting to the conference calls, please contact **A. Palmer at the Company Agency, Tel. +44 (0)207 670 7452**

You can follow the
Investors' Conference call in audio with synchronized presentation at

http://clients.world-television.com/nestle/q405/

You can also **download the PowerPoint presentation that will accompany the conference call** from 0730 (Swiss) at:

http://www.ir.nestle.com/

PRESS CONFERENCE hosted by Peter Brabeck-Letmathe, Nestlé CEO:

You can follow this **live** at 1000 (Swiss) 0900 (UK) at

http://clients.world-television.com/nestle/q405_press/

The **press kit (speech and presentation)** will be available at

http://www.nestle.com/Media_Center/Media+Center.htm

Extract from the Financial Statements

Consolidated income statement
for the year ended 31 December 2005

In millions of CHF	Notes	2005	2004 (a)
Sales to customers	1	91'075	84'690
Cost of goods sold		(37'946)	(35'312)
Distribution expenses		(7'402)	(6'838)
Marketing and administration expenses		(32'508)	(30'347)
Research and development costs		(1'499)	(1'433)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	1	**11'720**	**10'760**
Net other income/(expenses)	2	(920)	(690)
Amortisation of goodwill		—	(1'583)
Profit before interest and taxes		**10'800**	**8'487**
Net financing cost	3	(574)	(669)
Profit before taxes		**10'226**	**7'818**
Taxes	5	(2'597)	(2'404)
Profit of consolidated companies before discontinued operations		**7'629**	**5'414**
Net profit/(loss) on discontinued operations	30	(7)	29
Profit of consolidated companies		**7'622**	**5'443**
Share of results of associates	6	896	1'588
Profit for the period		**8'518**	**7'031**
of which attributable to minority interests		523	410
of which attributable to the Group (Net profit)		7'995	6'621
As percentages of sales			
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		12.9%	12.7%
Profit for the period attributable to the Group (Net profit)		8.8%	7.8%
Earnings per share from continuing operations (b) (in CHF)			
Basic earnings per share	7	20.58	16.97
Fully diluted earnings per share	7	20.39	16.65

(a) Restated following first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.

(b) Based on the profit for the period attributable to the Group adjusted for the net profit/(loss) on discontinued operations.

Consolidated balance sheet as at 31 December 2005
before appropriations

In millions of CHF	Notes		2005		2004
Assets					
Current assets					
Liquid assets	8				
Cash and cash equivalents		4'658		4'902	
Other liquid assets		12'735		10'380	
			17'393		15'282
Trade and other receivables	9		14'291		11'809
Assets held for sale	30		633		—
Inventories	10		8'162		7'025
Derivative assets	11		645		585
Prepayments and accrued income			641		584
Total current assets			**41'765**		**35'285**
Non-current assets					
Property, plant and equipment	12				
Gross value		44'976		41'045	
Accumulated depreciation and impairment		(26'142)		(23'993)	
			18'834		17'052
Investments in associates	13		7'073		4'091
Deferred tax assets (a)	23		1'697		1'469
Financial assets	14		2'513		2'410
Employee benefits assets	21		1'673		928
Goodwill	15		26'990		23'854
Intangible assets	16		2'852		2'028
Total non-current assets (a)			**61'632**		**51'832**
Total assets (a)			**103'397**		**87'117**

(a) 2004 comparatives restated following first application of IFRS 2 Share-based Payment.

In millions of CHF	Notes		2005		2004
Liabilities and equity					
Current liabilities					
Trade and other payables (a)	17		11'117		9'074
Liabilities directly associated with assets held for sale	30		38		—
Financial liabilities	18		18'805		14'722
Tax liabilities			705		584
Derivative liabilities	19		922		856
Accruals and deferred income (a)			4'231		3'839
Total current liabilities (a)			**35'818**		**29'075**
Non-current liabilities					
Financial liabilities	20		8'153		10'731
Employee benefits liabilities (a)	21		3'794		3'234
Deferred tax liabilities	23		665		447
Other payables			185		327
Provisions	24		3'347		3'004
Total non-current liabilities (a)			**16'144**		**17'743**
Total liabilities			**51'962**		**46'818**
Equity					
Share capital	25		404		404
Share premium and reserves					
Share premium		5'926		5'926	
Reserve for treasury shares		2'616		2'619	
Translation reserve		(3'984)		(7'189)	
Retained earnings (a)		47'655		39'911	
			52'213		41'267
Treasury shares	26		(2'770)		(2'435)
Total equity attributable to the Group (a)			**49'847**		**39'236**
Minority interests (a)			1'588		1'063
Total equity (a)			**51'435**		**40'299**
Total liabilities and equity (a)			**103'397**		**87'117**

(a) 2004 comparatives restated following first application of IFRS 2 Share-based Payment.

Consolidated cash flow statement
for the year ended 31 December 2005

In millions of CHF	Notes	2005 (a)		2004 (a)	
Operating activities					
Profit of consolidated companies (b)		7'622		5'443	
Depreciation of property, plant and equipment	12	2'382		2'506	
Impairment of property, plant and equipment	12	360		130	
Amortisation of goodwill	15	—		1'599	
Impairment of goodwill	15	218		—	
Depreciation of intangible assets	16	346		278	
Impairment of intangible assets	16	30		—	
Increase/(decrease) in provisions and deferred taxes (b)		(448)		55	
Decrease/(increase) in working capital	27	(315)		227	
Other movements (b)		10		174	
Operating cash flow (c)			**10'205**		**10'412**
Investing activities					
Capital expenditure	12	(3'375)		(3'295)	
Expenditure on intangible assets	16	(758)		(736)	
Sale of property, plant and equipment		220		246	
Acquisitions	28	(995)		(633)	
Disposals	29	193		266	
Income from associates		259		201	
Other movements		(202)		(23)	
Cash flow from investing activities			**(4'658)**		**(3'974)**

(a) Cash flow statement information related to the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe is disclosed in Note 30.

(b) 2004 comparatives restated following first application of IFRS 2 Share-based Payment.

(c) Taxes paid amount to CHF 2540 million (2004: CHF 2523 million). Net interest paid amounts to CHF 437 million (2004: CHF 578 million).

In millions of CHF	Notes		2005		2004
Financing activities					
Dividend for the previous year		(3'114)		(2'800)	
Purchase of treasury shares		(1'553)		(715)	
Sale of treasury shares and options (a)		1'295		573	
Movements with minority interests		5		(189)	
Bonds issued		1'617		558	
Bonds repaid (a)		(2'443)		(903)	
Increase in other non-current financial liabilities		279		162	
Decrease in other non-current financial liabilities		(207)		(845)	
Increase/(decrease) in current financial liabilities		(492)		(1'204)	
Decrease/(increase) in marketable securities and other liquid assets		(2'811)		(2'077)	
Decrease/(increase) in short-term investments		901		(487)	
Other movements		2		—	
Cash flow from financing activities			**(6'521)**		**(7'927)**
Translation differences on flows			336		(494)
Increase/(decrease) in cash and cash equivalents			**(638)**		**(1'983)**
Cash and cash equivalents retranslated at beginning of year					
Cash and cash equivalents at beginning of year		4'902		7'074	
Effects of exchange rate changes on opening balance		394		(189)	
			5'296		6'885
Cash and cash equivalents at end of year	8		**4'658**		**4'902**

(a) In 2005, 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million.

Segmental information

Sales by management responsibility and geographic area

In millions of CHF	2005	2004
Zone Europe (a)	27'620	26'484
Zone Americas	30'757	27'776
Zone Asia, Oceania and Africa	15'704	14'673
Nestlé Waters	8'787	8'039
Other activities (b)	8'207	7'718
	91'075	**84'690**

(a) 2004 comparatives restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.

(b) Mainly Pharmaceutical products and Joint Ventures managed on a worldwide basis. 2004 comparatives include Eismann.

Results by management responsibility and geographic area

In millions of CHF	2005	2004 (d)
Zone Europe (a)	3'259	3'395
Zone Americas	4'708	4'142
Zone Asia, Oceania and Africa	2'628	2'538
Nestlé Waters	709	666
Other activities (b)	2'109	1'670
	13'413	**12'411**
Unallocated items (c)	(1'693)	(1'651)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	**11'720**	**10'760**

(a) 2004 comparatives restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.

(b) Mainly Pharmaceutical products and Joint Ventures managed on a worldwide basis. 2004 comparatives include Eismann.

(c) Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.

(d) Restated following first application of IFRS 2 Share-based Payment.

Sales by product group

In millions of CHF	2005	2004
Beverages	23'842	21'793
Milk products, Nutrition and Ice cream (a)	23'235	21'503
Prepared dishes and cooking aids	16'673	15'878
Chocolate, confectionery and biscuits	10'794	10'258
PetCare	10'569	9'934
Pharmaceutical products	5'962	5'324
	91'075	**84'690**

(a) 2004 comparatives restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.

Results by product group

In millions of CHF	2005	2004 (c)
Beverages	4'112	3'852
Milk products, Nutrition and Ice cream (a)	2'609	2'593
Prepared dishes and cooking aids	2'132	1'916
Chocolate, confectionery and biscuits	1'215	1'148
PetCare	1'515	1'443
Pharmaceutical products	1'830	1'459
	13'413	**12'411**
Unallocated items (b)	(1'693)	(1'651)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	**11'720**	**10'760**

(a) 2004 comparatives restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.

(b) Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.

(c) Restated following first application of IFRS 2 Share-based Payment.